 Exhibit 99.1

Bit Origin Limited Intends to Invest in an Operator of a Cryptocurrency Mining Site in Macon, Georgia

The Company expects to obtain 9.49 megawatts cryptocurrency mining capacity with a hash rate of 316PH/s

New York, May 25, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) (“Bit Origin” or the “Company”), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced that the Company has entered into a Letter of Intent (“LOI”) to acquire 30.62% equity interest in Horizon Mining Ltd (“HML”), an operator of a crypto mining site located at Macon, Georgia to further facilitate Bit Origin’s strategic development process. The potential acquisition is expected to increase the Company’s cryptocurrency mining capacity by 9.49 megawatts (“MW”) with a hash rate of 316PH/s, which represents approximately 40 Bitcoins would be mined per month at full capacity.

Pursuant to the LOI, the Company agrees to acquire 30.62% of the equity interests of HML in exchange for consideration having an aggregate value of US$4,251,281. The Company expects to enter into a definitive agreement and expects the acquisition to be completed in the coming months, subject to the customary conditions. As the transaction proceeds, the Company will publicly disclose required information either through press releases or SEC filings, as appropriate.

Chief Executive Officer of Horizon Mining Ltd commented, “We are extremely excited about the potential opportunity to collaborate with Bit Origin in our Georgia facility, as both parties share a vision for the future of Bitcoin mining in the United States. The resources Bit Origin brings, combined with our strength in mining operation, would allow us to achieve a shared growth potential.”

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “The acquisition proposal of HML would be one of the most significant achievements in Bit Origin’s growth to date and a solid milestone to achieve the Company’s development goal of becoming a leading Bitcoin mining company once the transaction is completed. HML is our long last strategic partner in the United States, and such an investment decision truly deepens our relationship for better collaborations in the future. The assets and sophisticated operation team acquired from HML will create financial and operational synergies and diversifies the Company’s risk and revenue model to become a crypto mining operator and hosting service provider. We are excited to enter the mining hosting sector to further enhance our competitive advantages in mining operation expertise while expanding our landscape in the US.”

About Horizon Mining Ltd

Horizon Mining Ltd owns and operates a 31MW crypto mining site in Macon City, Georgia. Horizon is led by an experienced management team and technical team, focused on building digital infrastructure and delivery of best-in-class hosting service. Horizon Mining Ltd is a joint venture of Horizon Mining, LLC., a privately-owned, experienced American operator of crypto mining farms sites in multiple states.

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com